200 – 224 4th Avenue South Saskatoon, SK Canada S7K 5M5 Phone: (306)668-7505 Fax: (306)668-7500 Internet: www.clauderesources.com e-mail: clauderesources@clauderesources.com

December 9, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Tia L. Jenkins

    Senior Assistant Chief Accountant

Dear Sir:

Re:         Claude Resources Inc.

Form 40-F for Fiscal Year Ended December 31, 2012

Filed March 28, 2013

File No. 001-31956

Further to your November 22, 2013 correspondence, please find below, written response to your comment. For your ease of review your comment will be listed first followed by Claude’s response in italics:

1.             Comment:

In your response to the prior comment 2, you propose to modify your accounting policy for impairment to use the pre-tax discount rate for impairment testing. Please provide us with your analysis of how the change of the discount rate from post-tax basis to pre-tax basis will affect the results of your impairment testing performed in 2011 and 2012.

Response:

To clarify our November 13, 2013 response to prior comment 2, the Corporation's accounting policy is to use the pre-tax discount rate for impairment testing - as required y IAS 36 paragraph 55. However, our note disclosure within our December 31, 2013 consolidated financial statements contained a typographical error that inaccurately states we use a "post-tax" discount rate. As stated in our previous correspondence, we will correct this typographical error in our December 31, 2013 consolidated financial statements so that our disclosure is consistent with our accounting policy.

Also, please be advised that Claude Resources Inc. understands that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments does not preclude the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CLAUDE RESOURCES INC.

/s/ Rick Johnson

Rick Johnson

Chief Financial Officer

Vice President Finance

RJ/mgm